CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2009
Earnings from continuing operations	$15,018		$101,242
Income taxes	3,800		24,798
Earnings from continuing operations before income taxes	$18,818		$126,040
Fixed charges:
Interest, long-term debt	$16,944		$50,459
Interest, other (including interest on short-term debt)	3,864		23,581
Amortization of debt expense, premium, net	541		2,026
Portion of rentals representative of an interest factor	121		524
Total fixed charges	$21,470		$76,590
Earnings from continuing operations before income taxes	$18,818		$126,040
Plus: total fixed charges from above	21,470		76,590
Earnings from continuing operations before income taxes and fixed charges	$40,288		$202,630
Ratio of earnings to fixed charges	1.88	x	2.65	x